Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2019

Highlights

For the three months ended September 30, 2019, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•                  Generated total revenues of $71.0 million, operating income of $32.4 million and net income of $14.1 million

•                  Generated Adjusted EBITDA of $54.8 million(1)

•                  Generated distributable cash flow of $28.0 million (1)

•                  Reported a distribution coverage ratio of 1.55(2)

•                  Fleet operated with 99.7% utilization for scheduled operations.

Other events:

•                  On July 16, 2019, a subsidiary of Royal Dutch Shell (“Shell”) exercised its option to extend the time charter of the Windsor Knutsen by one additional year until October 2020.

•                  On October 4, 2019, Equinor ASA (“Equinor”) exercised its option to extend the time charter of the Bodil Knutsen by one additional year until May 2021.

•                  On October 17, 2019, Eni Trading and Shipping S.p.A. (“Eni”) exercised its option to extend the time charter of the Torill Knutsen by one additional year until November 2020.

•                  On November 14, 2019, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended September 30, 2019 to all common unitholders of record on October 31, 2019. On November 14, 2019, the Partnership paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended September 30, 2019 in an aggregate amount equal to $1.8 million.

Financial Results Overview

Total revenues were $71.0 million for the three months ended September 30, 2019 (the “third quarter”) compared to $70.9 million for the three months ended June 30, 2019 (the “second quarter”). The increase was mainly related to one more operational earning day for the fleet in the third quarter compared to the second quarter. The increase was partly offset by reduced earnings from the Bodil Knutsen due to its reduced daily rate from May 2019 when the vessel began operating under its new time charter option and slightly lower utilization for the fleet during the third quarter.

Vessel operating expenses for the third quarter of 2019 were $15.0 million, a decrease of $0.3 million from $15.3 million in the second quarter of 2019. The decrease was mainly due to the strengthening of the U.S Dollar against the Norwegian Kroner (NOK) during the third quarter.

General and administrative expenses were $1.2 million for the third quarter compared to $1.3 million in the second quarter.

(1)  EBITDA, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA, Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

(2)  Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

Depreciation was $22.4 million for the third quarter, which is unchanged from the second quarter.

As a result, operating income for the third quarter was $32.4 million compared to $31.9 million in the second quarter.

Interest expense for the third quarter was $12.5 million, a decrease of $0.7 from $13.2 million for the second quarter. The decrease was mainly due to lower LIBOR on average for all credit facilities.

Realized and unrealized loss on derivative instruments was $5.7 million in the third quarter, compared to $10.3 million in the second quarter. The unrealized non-cash element of the mark-to-market loss was $6.5 million for the third quarter of 2019 compared to $10.8 million for the second quarter of 2019. Of the unrealized loss for the third quarter of 2019, $5.6 million is related to a mark-to-market loss on interest rate swaps due to a decrease in the US swap rate and a loss of $1.0 million related to foreign exchange contracts.

As a result, net income for the third quarter of 2019 was $14.1 million compared to $8.2 million for the second quarter of 2019.

Net income of $14.1 million for the third quarter of 2019 decreased by $6.8 million from net income of $20.9 million for the three months ended September 30, 2018. The operating income of $32.4 million for the third quarter of 2019 increased by $0.7 million compared to operating income of $31.7 million in the third quarter of 2018, mainly due to full earnings from the Hilda Knutsen and the Torill Knutsen which had their scheduled first special survey drydockings in the third quarter of 2018. The increase was partly offset by reduced earnings from the Bodil Knutsen due to its reduced daily rate from May 2019 when the vessel began operating under its new time charter option. Total finance expense for the third quarter of 2019 increased by $7.5 million to $18.3 million compared to finance expense of $10.8 million for the third quarter of 2018. The increase was mainly due to increased unrealized loss on derivative instruments mainly due to a lower US swap rate.

Distributable cash flow was $28.0 million for the third quarter of 2019 compared to $26.1 million for the second quarter of 2019. The increase in distributable cash flow is mainly due to one more operational earnings day and lower operating expenses on average for the fleet. The distribution declared for the third quarter of 2019 was $0.52 per common unit, equivalent to an annualized distribution of $2.08.

Operational Review

The Partnership’s vessels operated throughout the third quarter of 2019 with 99.7% utilization for scheduled operations.

On July 16, 2019, Shell exercised its option to extend the time charter of the Windsor Knutsen by one additional year until October 2020. Following the exercise of the option, Shell has four one-year options to extend the time charter until October 2024.

On October 4, 2019, Equinor exercised its option to extend the time charter of the Bodil Knutsen by one additional year until May 2021. Equinor has three one-year options to extend the time charter until May 2024.

On October 17, 2019, Eni exercised its option to extend the time charter of the Torill Knutsen by one additional year until November 2020. Eni has three one-year options to extend the time charter until November 2023.

Financing and Liquidity

As of September 30, 2019, the Partnership had $73.5 million in available liquidity, which consisted of cash and cash equivalents of $44.8 million and $28.7 million of capacity under its revolving credit facilities. The revolving credit facilities mature in August 2021 and September 2023. The Partnership’s total interest-bearing debt outstanding as of September 30, 2019 was $1,027.3 million ($1,019.2 million net of debt issuance cost). The average margin paid on the Partnership’s outstanding debt during the third quarter of 2019 was approximately 2.1% over LIBOR.

As of September 30, 2019, the Partnership had entered into foreign exchange forward contracts, selling a total notional amount of $15.0 million against the NOK at an average exchange rate of NOK 8.41 per 1.00 U.S. Dollar. These foreign exchange forward contracts are economic hedges for certain vessel operating expenses and general expenses in NOK.

As of September 30, 2019, the Partnership had entered into various interest rate swap agreements for a total notional amount of $568.3 million to hedge against the interest rate risks of its variable rate borrowings. As of September 30, 2019, the Partnership receives interest based on three or six-month LIBOR and pays a weighted average interest rate of 1.87% under its interest rate swap agreements, which have an average maturity of approximately 4.2 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of September 30, 2019, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $414.2 million based on total interest-bearing debt outstanding of $1,027.3 million, less interest rate swaps of $568.3 million and less cash and cash equivalents of $44.8 million. The Partnership’s outstanding interest-bearing debt of $1,027.3 million as of September 30, 2019 is repayable as follows:

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
Remainder of 2019	$24,486	$—
2020	85,945	—
2021	86,545	95,811
2022	71,210	236,509
2023	55,535	202,185
2024 and thereafter	15,180	153,893
Total	$338,901	$688,398

Distributions

On November 14, 2019, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended September 30, 2019 to all common unitholders of record on October 31, 2019. On November 14, 2019, the Partnership paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended September 30, 2019 in an aggregate amount equal to $1.8 million.

Annual Meeting

On September 25, 2019, the Partnership held its annual meeting of limited partners at which Andrew Beveridge was re-elected as a Class II director of the Partnership whose term will expire at the 2023 annual meeting of limited partners.

Outlook

There are no dry dockings scheduled for any of the Partnership’s vessels during the fourth quarter of 2019. The Raquel Knutsen is due for her planned 5-year special survey drydocking in the first quarter of 2020 and is expected to undergo drydocking in Europe and incur offhire of approximately 50-55 days, including mobilization back and forth to Brazil. There are no other planned drydockings in 2020.

As of September 30, 2019, the Partnership’s fleet of sixteen vessels had an average remaining fixed contract duration of 3.0 years. In addition, the charterers of the Partnership’s time charter vessels have options to extend their charters by an additional 4.3 years on average.

In September 2018, Knutsen NYK Offshore Tankers AS, the owner of the Partnership’s general partner (“Knutsen NYK”), entered into new long- term charters with Equinor for two Suezmax DP2 shuttle tanker newbuildings to be constructed by Hyundai Heavy Industries in South Korea with delivery scheduled for the second half of 2020. The vessels are expected to operate in Brazil under time charter contracts with a term of 5 and 7 years fixed period with option up to 20 years.

In August 2019, Knutsen NYK was awarded one new long-term charter with a subsidiary of Total S.A. The new DP2 shuttle tanker will be built by COSCO shipyard in China, with delivery scheduled for early 2021. The vessel is expected to operate in Brazil under a time-charter contract for a maximum 15 year period.

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

The Board believes that demand for newbuild offshore shuttle tankers will continue to be driven over time based on the requirement to replace older tonnage in the North Sea and Brazil and further expansion into deep water offshore oil production areas such as in Pre-salt Brazil and the Barents Sea. The Board further believes that significant growth in demand exists and that this will continue for new shuttle tankers as the availability of existing vessels has reduced and modern operational demands have increased. Consequently, there should be opportunities to further grow the Partnership.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of sixteen offshore shuttle tankers with an average age of 6.2 years.

KNOT Offshore Partners is structured as a publicly traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Thursday, November 21, 2019 at noon (Eastern Time) to discuss the results for the third quarter of 2019, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•                  By dialing 1-855-209-8259 or 1-412-542-4105, if outside North America.

•                  By accessing the webcast, which will be available for the next seven days on the Partnership’s website: www.knotoffshorepartners.com.

November 20, 2019

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

Gary Chapman (+44 7496 170 620)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Nine Months Ended
(U.S. Dollars in thousands)	September 30, 2019	June 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Time charter and bareboat revenues (1)	$70,983	$70,908	$70,706	$212,439	$207,313
Loss of hire insurance recoveries	—	—	—	—	450
Other income (2)	26	14	12	41	762
Total revenues	71,009	70,922	70,718	212,480	208,525
Vessel operating expenses	14,971	15,301	15,289	44,728	42,510
Depreciation	22,430	22,429	22,400	67,290	66,306
General and administrative expenses	1,190	1,264	1,307	3,752	4,002
Total operating expenses	38,591	38,994	38,996	115,770	112,818
Operating income	32,418	31,928	31,722	96,710	95,707
Finance income (expense):
Interest income	225	233	196	696	492
Interest expense	(12,459)	(13,186)	(13,472)	(39,302)	(36,592)
Other finance expense	(258)	(286)	(406)	(662)	(1,032)
Realized and unrealized gain (loss) on derivative instruments (3)	(5,749)	(10,318)	3,000	(21,996)	14,944
Net gain (loss) on foreign currency transactions	(29)	(192)	(100)	(247)	(170)
Total finance expense	(18,270)	(23,749)	(10,782)	(61,511)	(22,358)
Income before income taxes	14,148	8,179	20,940	35,199	73,349
Income tax benefit (expense)	—	(3)	(9)	(6)	(15)
Net income	14,148	8,176	20,931	35,193	73,334
Weighted average units outstanding (in thousands of units):
Common units	32,694	32,694	32,694	32,694	32,694
General Partner units	615	615	615	615	615

(1)                                 Time charter revenues for the second quarter of 2019 and the third quarter of 2018 include a non-cash item of approximately $0.3 million and $1.1 million, respectively, in reversal of contract liability and asset provision, income recognition of prepaid charter hire and accrued income for the Carmen Knutsen and for the Brasil Knutsen based on the average charter rate for the fixed period.

(2)                                 Other income is mainly related to guarantee income from Knutsen NYK. Pursuant to the omnibus agreement, Knutsen NYK agreed to guarantee the payments of the hire rate that is equal to or greater than the hire rate payable under the initial charters of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the Partnership’s initial public offering. In October 2015, the Windsor Knutsen commenced operating under a new Shell time charter. The hire rate for this charter was below the initial charter hire rate and the difference between such hire rate and the initial rate was paid by Knutsen NYK until April 15, 2018.

(3)                                 Realized gains (losses) on derivative instruments relate to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gains (losses) on derivative instruments related to changes in the fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Nine Months Ended
(U.S. Dollars in thousands)	September 30, 2019	June 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Realized gain (loss):
Interest rate swap contracts	$969	$1,168	$716	$3,215	$469
Foreign exchange forward contracts	(206)	(658)	204	(1,652)	1,443
Total realized gain (loss):	763	510	920	1,563	1,912
Unrealized gain (loss):
Interest rate swap contracts	(5,560)	(11,521)	2,384	(24,178)	14,325
Foreign exchange forward contracts	(952)	693	(304)	619	(1,293)
Total unrealized gain (loss):	(6,512)	(10,828)	2,080	(23,559)	13,032
Total realized and unrealized gain (loss) on derivative instruments:	$(5,749)	$(10,318)	$3,000	$(21,996)	$14,944

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At September 30, 2019	At December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$44,847	$41,712
Amounts due from related parties	2,349	1,141
Inventories	2,273	2,443
Derivative assets	1,198	4,621
Other current assets	3,689	2,462
Total current assets	54,356	52,379

Long-term assets:
Vessels, net of accumulated depreciation	1,699,714	1,767,080
Right-of-use assets (1)	1,938	—
Intangible assets, net	1,438	1,891
Derivative assets	28	11,667
Accrued income	4,174	3,807
Total Long-term assets	1,707,292	1,784,445
Total assets	$1,761,648	$1,836,824

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$2,725	$4,800
Accrued expenses	6,871	6,464
Current portion of long-term debt	83,319	106,926
Current lease liabilities	565	—
Current portion of derivative liabilities	1,519	1,740
Income taxes payable	7	130
Current portion of contract liabilities	1,518	1,518
Prepaid charter	5,403	5,771
Amount due to related parties	1,139	1,070
Total current liabilities	103,066	128,419

Long-term liabilities:
Long-term debt	935,915	970,365
Lease liabilities	1,373	—
Derivative liabilities	9,064	345
Contract liabilities	4,066	5,203
Deferred tax liabilities	434	453
Total long-term liabilities	950,852	976,366
Total liabilities	1,053,918	1,104,785
Commitments and contingencies
Series A Convertible Preferred Units	89,264	89,264
Equity:
Partners’ capital:
Common unitholders	607,384	631,244
General partner interest	11,082	11,531
Total partners’ capital	618,466	642,775
Total liabilities and equity	$1,761,648	$1,836,824

(1)                       In July 2018 the Financial Accounting Standards Board (the “FASB”) issued targeted improvements to the leasing guidance allowing for an optional transition method that allow entities to initially apply the new lease standard and its disclosures at the transition date and recognize as cumulative-effect adjustments to the opening balance of retained earnings. The Partnership adopted the new leasing standard on January 1, 2019.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners’ Capital		Accumulated Other		Series A
(U.S. Dollars in thousands) Three Months Ended September 30, 2018 and 2019	Common Units	General Partner Units	Comprehensive Income (Loss)	Total Partners’ Capital	Convertible Preferred Units
Consolidated balance at June 30, 2018	$640,969	$11,714	$—	$652,683	$89,264
Net income	18,776	353	—	19,129	1,800
Other comprehensive income	—	—	—	—	—
Cash distributions	(17,701)	(333)	—	(18,034)	(1,800)
Net proceeds from issuance of common units	—	—	—	—	—
Consolidated balance at September 30, 2018	$642,044	$11,734	$—	$653,778	$89,264

Consolidated balance at June 30, 2019	$612,965	$11,187	$—	$624,152	$89,264
Net income	12,120	228	—	12,348	1,800
Other comprehensive income	—	—	—	—	—
Cash distributions	(17,701)	(333)	—	(18,034)	(1,800)
Consolidated balance at September 30, 2019	$607,384	$11,082	$—	$618,466	$89,264

Nine Months Ended September 30, 2018 and 2019
Consolidated balance at December 31, 2017	$628,471	$11,479	$—	$639,950	$89,264
Net income	66,680	1,254	—	67,934	5,400
Other comprehensive income	—	—	—	—	—
Cash distributions	(53,103)	(999)	—	(54,102)	(5,400)
Net proceeds from issuance of common units	(4)	—	—	(4)	—
Consolidated balance at September 30, 2018	$642,044	11,734	—	653,778	89,264

Consolidated balance at December 31, 2018	$631,244	$11,531	$—	$642,775	$89,264
Net income	29,243	550	—	29,793	5,400
Other comprehensive income	—	—	—	—	—
Cash distributions	(53,103)	(999)	—	(54,102)	(5,400)
Consolidated balance at September 30, 2019	$607,384	$11,082	$—	$618,466	$89,264

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine Months Ended September 30,
(U.S. Dollars in thousands)	2019	2018
OPERATING ACTIVITIES
Net income	$35,193	$73,334
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	67,290	66,306
Amortization of contract intangibles / liabilities	(684)	(684)
Amortization of deferred revenue	—	(993)
Amortization of deferred debt issuance cost	1,970	2,505
Drydocking expenditure	77	(9,526)
Income tax expense	6	15
Income taxes paid	(132)	(190)
Unrealized (gain) loss on derivative instruments	23,559	(13,333)
Unrealized (gain) loss on foreign currency transactions	63	22
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	(1,209)	(689)
Decrease (increase) in inventories	170	(10)
Decrease (increase) in other current assets	(1,231)	2,898
Decrease (increase) in accrued revenue	(368)	(1,499)
Increase (decrease) in trade accounts payable	(2,070)	(995)
Increase (decrease) in accrued expenses	407	3,723
Increase (decrease) prepaid charter	(367)	(3,154)
Increase (decrease) in amounts due to related parties	69	(4,070)
Net cash provided by operating activities	122,743	113,660

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	—	11
Acquisition of Anna Knutsen (net of cash acquired)	—	(15,376)
Net cash (used in) investing activities	—	(15,365)

FINANCING ACTIVITIES
Proceeds from long-term debt	—	497,779
Repayment of long-term debt	(60,048)	(498,749)
Repayment of long-term debt from related parties	—	(22,535)
Payment of debt issuance cost	21	(5,308)
Cash distributions	(59,502)	(59,502)
Net proceeds from issuance of common units	—	(4)
Net cash (used in) financing activities	(119,529)	(88,319)
Effect of exchange rate changes on cash	(79)	(59)
Net increase in cash and cash equivalents	3,135	9,917
Cash and cash equivalents at the beginning of the period	41,712	46,104
Cash and cash equivalents at the end of the period	$44,847	$56,021

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, distributions on the Series A Convertible Preferred Units, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to the common unitholders, the Partnership’s general partner and the holder of the incentive distribution rights. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended September 30, 2019 (unaudited)	Three Months Ended June 30, 2019 (unaudited)
Net income	$14,148	$8,176
Add:
Depreciation	22,430	22,429
Other non-cash items; Amortization of deferred debt issuance cost	656	658
Unrealized losses from interest rate derivatives and foreign exchange currency contracts	6,512	10,828

Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(13,879)	(13,879)
Distribution to Series A Preferred Units	(1,800)	(1,800)
Other non-cash items; deferred revenue	(228)	(228)
Other non-cash items; accrued income	199	(42)

Distributable cash flow	$28,038	$26,142
Distributions declared	$18,034	$18,034
Distribution coverage ratio (1)	1.55	1.45

(1)           Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA refers to earnings before interest, depreciation, taxes and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended September 30, 2019 (unaudited)	Three Months Ended June 30, 2019 (unaudited)
Net income	$14,148	$8,176
Interest income	(225)	(233)
Interest expense	12,459	13,186
Depreciation	22,430	22,429
Income tax expense	—	3
EBITDA	48,812	43,561
Other financial items (a)	6,036	10,796
Adjusted EBITDA	54,848	54,357

(a)                       Other financial items consist of other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•                  market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•                  Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•                  forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its common units and to make distributions on its Series A Convertible Preferred Units and the amount of any such distributions;

•                  KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•                  KNOT Offshore Partners’ anticipated growth strategies;

•                  the effects of a worldwide or regional economic slowdown;

•                  turmoil in the global financial markets;

•                  fluctuations in currencies and interest rates;

•                  fluctuations in the price of oil;

•                  general market conditions, including fluctuations in hire rates and vessel values;

•                  changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•                  KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•                  the repayment of debt and settling of any interest rate swaps;

•                  KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•                  KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•                  KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•                  KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•                  KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•                  the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•               timely purchases and deliveries of newbuilds;

•                  future purchase prices of newbuilds and secondhand vessels;

•                  any impairment of the value of KNOT Offshore Partners’ vessels;

•                  KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•                  acceptance of a vessel by its charterer;

•                  termination dates and extensions of charters;

•                  the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•                  availability of skilled labor, vessel crews and management;

•                  KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•                  the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

•                  estimated future maintenance and replacement capital expenditures;

•                  Marshall Islands economic substance requirements;

•                  KNOT Offshore Partners’ ability to retain key employees;

•                  customers’ increasing emphasis on environmental and safety concerns;

•                  potential liability from any pending or future litigation;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  future sales of KNOT Offshore Partners’ securities in the public market;

•                  KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•                  other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2018 and subsequent reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.